UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission File No. 1-7797

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
PHH Corporation Employee Savings Plan
B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the PHH Corporation Employee Benefits Committee and Participants of the PHH Corporation Employee Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the PHH Corporation Employee Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Philadelphia, Pennsylvania
June 29, 2010

PHH CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS:
Cash and cash equivalents	$40,568	$717,126
Participant-directed investments, at fair value	215,800,500	170,431,045
Loans to participants	7,696,828	7,248,549
Receivables:
Participant contributions	963	4,575
Employer contributions	297	2,905
Interest and dividends	30,451	29,881

Total receivables	31,711	37,361

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	223,569,607	178,434,081

Adjustment from fair value to contract value for fully benefit responsive investment contracts	2,700,291	6,291,994

NET ASSETS AVAILABLE FOR BENEFITS	$226,269,898	$184,726,075

See Notes to Financial Statements.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2009	2008
ADDITIONS TO (REDUCTIONS IN) NET ASSETS:
Contributions:
Participant	$13,214,010	$14,675,831
Employer	6,416,843	9,928,731
Rollovers	246,476	495,715

Total contributions	19,877,329	25,100,277

Net investment income (loss):
Interest and dividends	3,869,234	8,781,512
Net appreciation (depreciation) in investments	39,860,632	(75,795,969)

Net investment income (loss)	43,729,866	(67,014,457)

Assets transferred in from the PHH Home Loans, LLC Employee Savings Plan	969,223	1,550,131

Total net additions (reductions)	64,576,418	(40,364,049)

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	21,984,941	22,523,528
Assets transferred out to the PHH Home Loans, LLC Employee Savings Plan	1,033,433	3,036,539
Administrative expenses	14,221	16,850

Total deductions	23,032,595	25,576,917

NET INCREASE (DECREASE) IN NET ASSETS	41,543,823	(65,940,966)
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	184,726,075	250,667,041

END OF YEAR	$226,269,898	$184,726,075

See Notes to Financial Statements.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1. Description of the Plan
     The following description of the PHH Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document, which are available from the Plan sponsor, PHH Corporation (the “Company,” “PHH” or the “Plan Sponsor”) (NYSE: PHH), for a more complete description of the Plan’s provisions.
     The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the Company and fiduciary responsibility for the Plan has been delegated by the Company’s Board of Directors to the Employee Benefits Committee (the “Plan Administrator”). Bank of America, N.A. (formerly Merrill Lynch Trust Company FSB) (the “Trustee”) is the Plan’s trustee.
The following is a summary of certain Plan provisions:
     Eligibility. Each regular employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of commencement of employment or the attainment of age eighteen. Each part-time employee of the Company (as defined in the Plan Document) is eligible to participate in the Plan following the later of one year of eligible service or the age of eighteen.
     Participant Contributions. During the year ended December 31, 2009, participants could elect to make pre-tax contributions up to 40% of pre-tax annual compensation up to the statutory maximum of $16,500 for 2009. Prior to January 1, 2009, participants could elect to make pre-tax contributions up to 20% of pre-tax annual compensation up to the statutory maximum of $15,500 for 2008. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 as a catch up contribution, resulting in a total pre-tax contribution of $22,000 for 2009. Participants may change their investment allocations between funds on a daily basis.
     Employer Contributions. During the year ended December 31, 2009, the Company made matching contributions to the Plan equal to 100% of each eligible participant’s salary deferred up to 4% of such participant’s eligible compensation per pay period. Prior to January 1, 2009, the Company made matching contributions to the Plan equal to 100% of each eligible participant’s salary deferral up to 6% of such participant’s eligible compensation per pay period. Participants are eligible for the employer contribution following one year of service (as defined in the Plan Document) provided they are regularly scheduled to work at least 20 hours per week. Catch up contributions made by eligible participants (age 50 and over) are not matched by the Company.
     Rollovers. All participants, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations and Plan provisions.
     Investments. Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions. Only one reallocation is allowed each day. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund. Participants may be subject to penalties imposed by certain funds due to a participant’s failure to hold investments in such funds for specified periods of time.
     Qualified Default Investment Alternative. The Plan Administrator has designated the Oakmark Equity & Income Fund as the Plan’s qualified default investment alternative (“QDIA”), a fiduciary safe harbor for plan sponsors to invest plan participants’ investments, in certain circumstances, where no investment direction is given by a plan participant.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS – (Continued)
     Vesting Schedule. At any time, participants are 100% vested in their participant, employer and rollover contributions.
     Loan Provision. Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance, provided the vested balance is at least $1,000. The loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate plus one percent. Loan repayments are made through payroll deductions over a term not to exceed five years, unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years.
     Participant Accounts. A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in investments. Each participant’s account is also charged an allocation of net realized and unrealized depreciation in investments and certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     Payment of Benefits to Participants. Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants may make full or partial withdrawals of their salary deferral or rollover accounts upon attaining age 59 1/2 or for a hardship in certain circumstances (as defined in the Plan Document) before that age. If a terminated participant’s account balance is more than $1,000 but does not exceed $5,000, the account balance will automatically be rolled over to a Bank of America, N.A. Individual Retirement Rollover Account. If a terminated participant’s account balance exceeds $5,000, no distribution will be made unless the participant consents to a distribution. A terminated participant with an account balance of $1,000 or less will automatically receive a lump sum distribution. Amounts to be paid to participants who have elected to withdraw from the Plan, but did not yet receive distributions from the Plan totaled $39,973 and $327,718 at December 31, 2009 and 2008, respectively.
     Transfers. PHH Home Loans, LLC (“Home Loans”) sponsors the PHH Home Loans, LLC Employee Savings Plan for its eligible employees. If participants change their employer between Home Loans and PHH (or a wholly-owned subsidiary of PHH) during the year, their account balances are transferred into the corresponding plan.
     Administrative Expenses. Administrative expenses of the Plan may be paid by PHH at its discretion; otherwise, such expenses are paid by the Plan. During the years ended December 31, 2009 and 2008, all Administrative expenses recorded by the Plan were primarily loan origination fees and associated expenses charged to applicable participant accounts. All other administrative expenses associated with the Plan were paid by PHH.
2. Summary of Significant Accounting Policies
     Basis of Accounting. The financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”).
     Cash and Cash Equivalents. The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.
     Valuation of Investments and Income Recognition. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. The Plan’s investments in common/collective trusts consist of funds that invest primarily in synthetic guaranteed investment contracts, money market funds, corporate and government bonds, mortgage-backed

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
securities, bond funds, equity securities and fixed income securities. Synthetic guaranteed investment contracts are a combination of a portfolio of individual assets and a wrap contract typically issued by a financial institution that provides that participant transactions are executed at contract value. As required by Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies,” the Plan’s investments in these common/collective trusts are presented in the Statements of Net Assets Available for Benefits at the fair value of the underlying investments and an Adjustment from fair value to contract value for fully benefit responsive investment contracts is presented as a separate line item. Contract values represent amounts contributed, plus the Plan’s pro-rata share of interest income earned by such fund, less administrative expenses and withdrawals. The Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2009 and 2008 solely pertains to the Bank of America, N.A. Retirement Preservation Trust (formerly the Merrill Lynch Retirement Preservation Trust), which invests primarily in synthetic guaranteed investment contracts.
     Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately stated. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
     Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The Statements of Changes in Net Assets Available for Benefits present Net appreciation (depreciation) in investments, which includes unrealized gains and losses on investments held at December 31, 2009 and 2008 and realized gains and losses on investments sold during the years then ended.
     Use of Estimates. The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.
     Risks and Uncertainties. The Plan invests in various securities including mutual funds, common/collective trusts, money market funds and common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that those changes could materially affect the amounts reported in the financial statements.
     Payment of Benefits. Benefits to participants are recorded upon distribution.
3. Investments
     The following table presents investments (at fair value) that represent five percent or more of the Plan’s Net assets available for benefits:

	December 31,
	2009	2008
Bank of America, N.A. Retirement Preservation Trust (1) (2)	$37,225,501	$38,973,417
Pimco Total Return Fund	25,634,883	21,414,516
Harbor International Fund(3)	20,089,596	—
Goldman Sachs Growth Opportunities Fund (4)	15,769,039	8,008,121
Oppenheimer Capital Appreciation Fund	15,413,921	12,281,572
Davis New York Venture Fund	15,249,538	12,782,544
Harding Loevner Emerging Markets Collective Investment Fund (4)	11,710,252	7,502,819
The Oakmark Equity and Income Fund (5)	11,107,649	9,549,887

(1)	Exempt party-in-interest transaction (See Note 6, “Exempt Party-in-Interest Transactions”).

(2)	The contract value of the Bank of America, N.A. Retirement Preservation Trust (formerly the Merrill Lynch Retirement Preservation Trust) was $39,925,792 and $45,265,411 as of December 31, 2009 and 2008, respectively.

(3)	During the year ended December 31, 2009, the Plan added the Harbor International Fund as a replacement for the ING International Value Fund.

(4)	Less than 5% of net assets available for benefits as of December 31, 2008, but included for comparative purposes.

(5)	Less than 5% of net assets available for benefits as of December 31, 2009, but included for comparative purposes.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
     The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2009	2008
Mutual funds	$32,126,347	$(58,189,161)
Common/collective trusts	7,566,760	(15,767,198)
Common stocks (1)	167,525	(1,839,610)

	$39,860,632	$(75,795,969)

(1)	Exempt party-in-interest transaction (See Note 6, “Exempt Party-in-Interest Transactions”).

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
4. Fair Value Measurements
     ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”) prioritizes the inputs to the valuation techniques used to measure fair value into a three-level valuation hierarchy. The valuation hierarchy is based upon the relative reliability and availability of the inputs to market participants for the valuation of an asset or liability as of the measurement date. Pursuant to ASC 820, when the fair value of an asset or liability contains inputs from different levels of the hierarchy, the level within which the fair value measurement in its entirety is categorized is based upon the lowest level input that is significant to the fair value measurement in its entirety. The three levels of this valuation hierarchy consist of the following:
     Level One. Level One inputs are unadjusted, quoted prices in active markets for identical assets or liabilities which the Plan Administrator has the ability to access at the measurement date.
     Level Two. Level Two inputs are observable for that asset or liability, either directly or indirectly, and include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, observable inputs for the asset or liability other than quoted prices and inputs derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified contractual term, the inputs must be observable for substantially the full term of the asset or liability.
     Level Three. Level Three inputs are unobservable inputs for the asset or liability that reflect the Plan Administrator’s assessment of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk, and are developed based on the best information available.
     The Plan Administrator determines fair value based on quoted market prices, where available. If quoted prices are not available, fair value is estimated based upon other observable inputs. The Plan Administrator uses unobservable inputs when observable inputs are not available. Adjustments may be made to reflect the assumptions that market participants would use in pricing the asset or liability.
     Mutual Funds. The Plan’s investments in mutual funds are classified in Level One of the valuation hierarchy with the fair value determined by quoted market prices, which represent the net asset value of shares held by the Plan at year-end.
     Common/Collective Trusts. The Plan’s investments in common/collective trusts are classified in Level Two of the valuation hierarchy. As the Plan’s investments in common/collective trusts are not traded in active markets, the classification in the fair value hierarchy is based upon the underlying holdings and is limited to either Level Two or Level Three, depending upon the significance of unobservable inputs utilized to determine the fair value of the investment holdings underlying the common/collective trusts.
     Common Stock. The Plan’s investments in common stock are classified in Level One of the valuation hierarchy and the fair value is determined by the last reported sales price on a national securities exchange on the last business day of the Plan year.
     Money Market Funds. The Plan’s investments in money market funds are classified in Level Two of the valuation hierarchy with the fair value determined based upon the underlying holdings and is limited to either Level Two or Level Three, depending upon the significance of unobservable inputs utilized to determine the fair value of the investment holdings underlying the money market funds.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
     The Plan’s assets that are measured at fair value on a recurring basis were as follows:

	December 31, 2009
	Level	Level	Level
	One	Two	Three	Total
Participant-directed investments:
Mutual funds	$152,583,942	$—	$—	$152,583,942
Common/collective trusts	—	62,353,844	—	62,353,844
Common stock	723,593	—	—	723,593
Money market funds	—	139,121	—	139,121

Total Participant-directed investments	$153,307,535	$62,492,965	$—	$215,800,500

	December 31, 2008
	Level	Level	Level
	One	Two	Three	Total
Participant-directed investments:
Mutual funds	$112,196,672	$—	$—	$112,196,672
Common/collective trusts	—	57,575,159	—	57,575,159
Common stock	659,214	—	—	659,214

Total Participant-directed investments	$112,855,886	$57,575,159	$—	$170,431,045

5. Federal Income Tax Status
     The Plan is governed by a Plan Document which the Plan Administrator believes was drafted to satisfy the applicable provisions of the IRC and is intended to comply with those provisions. Due to administrative changes regarding the timing of the application of IRS plan determination letters as of December 31, 2009, the Plan had not yet been required to apply for, nor had it received, a determination letter from the IRS. Subsequent to December 31, 2009, the Plan Administrator applied for, but has yet to receive, a determination letter from the IRS. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and may be amended, if necessary, to continue to comply with applicable requirements. Therefore, no provision for income tax has been included in the Plan’s financial statements.
6. Exempt Party-in-Interest Transactions
     A portion of the Plan’s investments represent shares in funds managed by the Trustee. These transactions qualify as exempt party-in-interest transactions.
     Additionally, the Plan’s investments included the following common stock of the Company and its former affiliates:

	December 31,
	2009		2008
	Shares	Cost Basis	Shares	Cost Basis
PHH Corporation common stock	44,916	$571,156	51,784	$914,197

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
     The Plan recorded the following activity in Net investment income (loss) for the common stock investments in the Company and its former affiliates:

	Year Ended December 31,
	2009		2008
	Net		Net
	Appreciation	Dividend	Depreciation	Dividend
	in Fair Value	Income	in Fair Value	Income
PHH Corporation common stock	$167,525	$—	$(277,459)	$—
Avis Budget Group, Inc. common stock	—	—	(360,827)	—
Wyndham Worldwide Corporation common stock	—	—	(1,201,324)	11,184
     PHH Corporation is the sponsoring employer of the Plan and Cendant Corporation (“Cendant”) is the former parent of PHH Corporation. On February 1, 2005, PHH began operating as an independent, publicly traded company pursuant to a spin-off from Cendant. Effective July 31, 2006, Cendant spun-off its hospitality services division, Wyndham Worldwide Corporation (“Wyndham”), in which Cendant distributed 100% of the common stock of its Wyndham subsidiary to Cendant stockholders of record as of July 21, 2006. During 2006, Cendant changed its name to Avis Budget Group, Inc. (“Avis”), effectuated a one-for-ten reverse stock split and changed its trading symbol on the New York Stock Exchange (“NYSE”). These transactions qualify as exempt party-in-interest transactions.
     On January 8, 2008, the Company informed Plan participants of its decision to permanently suspend all further purchases of PHH common stock within the Plan effective January 1, 2008. Participants holding Company stock as of January 1, 2008 were permitted to hold, sell, redeem or transfer their current holdings of Company stock subject to the applicable Plan provisions and Company policy.
     On April 18, 2008, the Company informed Plan participants that, effective January 1, 2009, all non-employer stock funds, specifically the common stocks of Avis and Wyndham, would be eliminated as Plan investments and all Plan assets held in such investments would be liquidated as of December 31, 2008. At that time, participants were also informed that if action was not taken prior to December 31, 2008 to transfer any remaining shares held in either of the non-employer stock funds to another investment, the Plan Administrator would be instructed to sell those shares and transfer the proceeds from the sale into The Oakmark Equity and Income Fund, the Plan’s QDIA.
7. Plan Termination
     Although it has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA.
8. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of Net assets available for benefits as presented in these financial statements to the balance per Form 5500 as of December 31, 2009:

Statement of Net Assets Available for Benefits:
Net assets available for benefits per the financial statements.	$226,269,898
Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2009	(2,700,291)

Net assets available for benefits per the Form 5500, at fair value	$223,569,607

PHH CORPORATION EMPLOYEE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS — (Continued)
     The following is a reconciliation of net increase in Net assets available for benefits as presented in the Statement of Changes in Net Assets Available for Benefits to net income per Form 5500 for the year ended December 31, 2009:

Statement of Changes in Net Assets Available for Benefits:
Net increase in net assets per the financial statements	$41,543,823
Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2009	(2,700,291)
Adjustment from fair value to contract value for fully benefit responsive investment contracts as of December 31, 2008	6,291,994
Assets transferred in from the PHH Home Loans, LLC Employee Savings Plan	(969,223)
Assets transferred out to the PHH Home Loans, LLC Employee Savings Plan	1,033,433

Net income per Form 5500	$45,199,736

9. Subsequent Events
     See Note 5, “Federal Income Tax Status” for a discussion regarding the Plan Administrator’s application for a tax determination letter from the IRS subsequent to December 31, 2009.

PHH CORPORATION EMPLOYEE SAVINGS PLAN
FORM 5500, PART IV, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2009

		Number
		of Shares,
Identity of Issue, Borrower, Current	Description	Units or
Lessor or Similar Party	of Investment	Par Value	Cost(1)	Current Value
PHH Corporation Common Stock(2)	Common stock	44,916		$723,593
Bank of America, N.A. Retirement Preservation Trust(2)	Common/collective trust	39,925,792		37,225,501
Harding Loevner Emerging Markets Collective Investment Fund	Common/collective trust	1,480,436		11,710,252
Bank of America, N.A. Equity Index Trust(2)	Common/collective trust	711,267		9,936,402
Oppenheimer OFTIC International Growth Fund	Common/collective trust	265,778		3,481,689
Pimco Total Return Fund	Mutual fund	2,373,600		25,634,883
Harbor International Fund	Mutual fund	366,131		20,089,596
Goldman Sachs Growth Opportunities Fund	Mutual fund	764,374		15,769,039
Oppenheimer Capital Appreciation Fund	Mutual fund	371,062		15,413,921
Davis New York Venture Fund	Mutual fund	487,361		15,249,538
The Oakmark Equity and Income Fund	Mutual fund	434,912		11,107,649
Harbor Small Cap Value Fund	Mutual fund	628,588		10,271,120
MFS Value Fund	Mutual fund	466,458		9,688,328
Pioneer Mid-Cap Value Fund	Mutual fund	495,086		9,317,520
American Growth Fund of America	Mutual fund	262,250		7,154,182
Vanguard Explorer Fund	Mutual fund	75,749		4,037,407
DWS RReef Real Estate Securities Fund	Mutual fund	280,281		3,909,913
Lord Abbett Bond Debenture Fund	Mutual fund	370,515		2,708,465
Allianz CCM Capital Appreciation Fund	Mutual fund	150,026		2,232,381
FFI Government Fund	Money market fund	139,121		139,121
Loans to participants(3)				7,696,828
Cash and cash equivalents				40,568

Total				$223,537,896

(1)	Cost information is not required for participant-directed investments.

(2)	Represents an exempt party-in-interest transaction.

(3)	Maturity dates range principally from January 2010 to November 2024. Interest rates range from 4.3% to 10.5%.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHH Corporation Employee Savings Plan
By:	/s/ Sandra E. Bell
	Name:	Sandra E. Bell
	Title:	Member, Employee Benefits Committee

Date: June 29, 2010